Filed Pursuant to Rule 424(b)(3)

Registration No. 333-127405

CB RICHARD ELLIS REALTY TRUST

Supplement No. 13 dated September 22, 2008

to the Prospectus dated April 25, 2008

We are providing this Supplement No. 13 to you in order to supplement our prospectus dated April 25, 2008. This supplement provides information that shall be deemed part of, and must be read in conjunction with, the prospectus, which was supplemented by Supplement No. 12 dated September 11, 2008. Capitalized terms used in this Supplement No. 13 have the same meanings in the prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and CBRE REIT include CB Richard Ellis Realty Trust and its subsidiaries.

The following information should be read in conjunction with the information in our prospectus, including the section entitled “Real Estate Investments—Properties.”

RECENT DEVELOPMENTS

Acquisition of Afton Ridge Joint Venture

On September 18, 2008, we acquired a 90% ownership interest in Afton Ridge Joint Venture, LLC, or Afton Ridge, the owner of Afton Ridge Shopping Center, from unrelated third parties. CK Afton Ridge Shopping Center, LLC, a subsidiary of Childress Klein Properties, Inc., or CK Afton Ridge, will retain a 10% ownership interest in Afton Ridge and will continue to manage Afton Ridge Shopping Center. In connection with the services it provides, CK Afton Ridge will be entitled to receive fees, including management, construction management and property management fees. Afton Ridge Shopping Center is located at the intersection of I-85 and Kannapolis Parkway, in Kannapolis, North Carolina. We acquired our ownership interest in Afton Ridge for approximately $45,000,000, exclusive of customary closing costs, which was funded using net proceeds from our initial public offering. Upon closing, we paid our investment advisor, CBRE Advisors LLC, an acquisition fee of approximately $450,000. This acquisition fee is not included in the $45,000,000 total acquisition cost of Afton Ridge.

Afton Ridge Shopping Center is a 470,288 square foot regional shopping center, consisting of 296,388 rentable square feet, completed in 2007. The shopping center is 94% net leased to the following tenants: Best Buy Co. Inc. (NYSE:BBY), a Minnesota based specialty retailer of consumer electronics, home office products, entertainment software, appliances and related services, Marshalls Department Stores, a Massachusetts based clothing retailer, PetSmart, Inc. (NASDAQ:PETM), an Arizona based specialty retailer of services and solutions for the lifetime needs of pets, Stein Mart, Inc. (NASDAQ:SMRT), a Florida based off-price national clothing retailer, Dick’s Sporting Goods, Inc. (NYSE:DKS), a Pennsylvania based national sporting goods retailer, Lane Bryant, a New York based national women’s plus-sized clothing retailer, Hallmark Cards, Inc., a Missouri based national retailer of greeting cards, party supplies and gifts and Ashley Furniture Industries, Inc., a Wisconsin based national home furniture retailer. Afton Ridge Shopping Center is shadow anchored by a SuperTarget retail store which Afton Ridge does not own. Afton Ridge Shopping Center is the retail component of a 260 acre master planned mixed-use development.